EXHIBIT 99.1

YELL FINANCE B.V.

Please note:

o Acronyms and accounting standards are defined in the glossary (Appendix 5). The relevant terms are in bold when first used; and

o References to "we", "us", "our", "Yell", the "Group" and the "Yell Group" are to Yell Finance B.V., a company incorporated with limited liability under the law of the Netherlands, and its consolidated subsidiaries.

RESTATEMENT OF FINANCIAL INFORMATION FOR FY 2005 AND THE TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS AT 1 APRIL 2004.

Introduction

We have previously prepared our primary financial statements in our Annual Report on Form 20-F under UK GAAP. From 1 April 2005 onwards we are required to prepare our consolidated financial statements in accordance with International Accounting Standards and International Financial Reporting Standards as endorsed by the European Union. Our first IFRS (1) results will be the results for the three months ended 30 June 2005. Our first full year financial statements prepared under IFRS will be for the year ended 31 March 2006. The SEC has adopted amendments to Form 20-F to provide a one-time accommodation relating to financial statements prepared under IFRS for foreign private issuers registered with the SEC. Under this accommodation we will publish consolidated comparative financial statements for only one year in our 2006 Annual Report on Form 20-F. Therefore, the date for transition to IFRS is 1 April 2004, this being the start of the earliest period of comparative information.

To explain how this change affects our reported performance and financial position, we have restated information previously published under UK GAAP into what we would have published under IFRS with explanations as follows:

o    Appendix 1 - Accounting policies as revised under IFRS

o    Appendix 2 - Reconciliation of Equity at the transition date of 1 April
     2004

o Appendix 3 - Profit, cash flow and equity for the three months ended 30 June 2004, the three and six months ended 30 September 2004 and the three and nine months ended 31 December 2004 restated under IFRS, together with separate reconciliations to the profit and equity previously published under UK GAAP

o Appendix 4 - Profit, cash flow and equity for the year ended 31 March 2005 restated under IFRS, together with separate reconciliations to the profit and equity published under UK GAAP

o    Appendix 5 - Glossary of acronyms highlighted in bold in this document


------------------
(1) References to IFRS throughout this document, unless specified otherwise, refer to the application of International Accounting Standards, International Financial Reporting Standards and interpretations published by the International Financial Reporting Interpretation Committee.

These financial statements have been prepared on the basis of preparation outlined below.

BASIS OF PREPARATION

In preparing this IFRS information, we have used our best knowledge of the expected standards and interpretations, fact and circumstances, and accounting policies that will be applied when we prepare our first full IFRS financial statements at 31 March 2006.

Although the IFRS information is based on our best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. The expected standards and interpretations are subject to ongoing review by the EU and the IASB may issue amended or additional standards or interpretations. Therefore, until we prepare our first full IFRS financial statements, the possibility cannot be excluded that the accompanying IFRS financial information may have to be adjusted.

We have set out the accounting policies applied in preparing this financial information in Appendix 1 and have assumed that, with the exception of IAS 39 and IFRIC 3 all existing standards in issue from the IASB and IFRIC will be fully endorsed by the EU.

We have adopted the EU endorsed IASB standards and interpretations from 1 April 2005 with restatements of comparative information from 1 April 2004, excluding comparative information in respect of IAS 32 and IAS 39 as permitted by IFRS 1. We do not believe that the differences between IFRS and EU endorsed IFRS will be material in the context of our financial statements.

Our understanding of the status of standards and EU endorsement is as follows:

o The EU has endorsed all International Financial Reporting Standards and all International Accounting Standards as revised by the IASB before 31 May 2005, with the exception of the revisions to IAS 19 and IAS 39.

o The EU endorsed its own version of IAS 39, which is an altered version of the standard as it was before the IASB issued amendments in December 2004. We have adopted the EU endorsed standard from 1 April 2005.

o IFRIC has published five interpretations and the EU has endorsed only the first. The group that provides advice to the EU has indicated that it is unlikely to support a recommendation for endorsement of IFRIC 3.

The financial information included in this report is unaudited. Subject to EU endorsement of outstanding standards and no further changes from the IASB and IFRIC this information is expected to form the basis for comparative information when reporting financial results during the 2006 financial year, and for subsequent reporting periods.

EFFECT ON INFORMATION IN OUR OFR AND BASIC FINANCIAL STATEMENTS

The most significant items contributing to the changes in our financial information are:

o Share-based payments - we record a fair value charge against profit in respect of employee share options granted after 7 November 2002 and not vested before 1 January 2005.

o Goodwill amortisation - we do not record a charge against profit, unless goodwill is impaired or the benefit of a pre-acquisition net operating loss is recognised for tax purposes.

o Taxation NOLs -when we recognise the tax benefit from net operating losses on acquisitions by reducing our tax charge, we also charge an equal amount against profit and loss to write down the value of goodwill.

o Taxation goodwill - we account for tax-allowable goodwill by reducing our current tax payable for the relevant amount of allowable amortisation, but also offset this benefit by recording a deferred tax liability.

o Acquired assets - we allocate the purchase price to acquired assets including certain intangible assets that will be amortised. Acquired directories in development are recorded in current intangibles at their fair value instead of replacement cost, thus reducing the profit from an acquired directory when it is first published after acquisition.

o Employee benefits - we recognise the net deficit or surplus on the defined benefit pension scheme on the balance sheet, current service costs and financing costs as a charge against profit, and other annual charges in the balance sheet position net of employer contributions in equity.

Our turnover and operating cash flow, as defined for management purposes, are not affected by these changes. We have indicated in the following grid each element of profit that is affected.


-------------------- ------------- -------------- ------------ ------------- ------------- -------------
                     SHARE-BASED     GOODWILL      ACQUIRED      EMPLOYEE     TAXATION -    TAXATION -
                       PAYMENTS    AMORTISATION     ASSETS       BENEFITS        NOLS        GOODWILL
-------------------- ------------- -------------- ------------ ------------- ------------- -------------

EBITDA                   |X|                          |X|          |X|
-------------------- ------------- -------------- ------------ ------------- ------------- -------------

DEPRECIATION AND
AMORTISATION                            |X|           |X|                        |X|
-------------------- ------------- -------------- ------------ ------------- ------------- -------------

FINANCING COSTS                                                    |X|
-------------------- ------------- -------------- ------------ ------------- ------------- -------------

TAXATION                 |X|                          |X|          |X|                         |X|
-------------------- ------------- -------------- ------------ ------------- ------------- -------------

PROFIT AFTER TAX         |X|            |X|           |X|          |X|           |X|           |X|
-------------------- ------------- -------------- ------------ ------------- ------------- -------------

We compare the key half year and full year financial measures we use to manage the business in the following table:

                                         ----------------------------- ----------------------------
                                                  HALF YEAR 2005               FULL YEAR 2005
                                             UK GAAP         IFRS         UK GAAP        IFRS
                                         -------------- -------------- -------------- -------------
TURNOVER ((POUND)M)                            604.6        604.6          1,285.3        1,285.3

ADJUSTED EBITDA ((POUND)M) (a)                 206.0        201.2            402.8          393.0

OPERATING CASH FLOW ((POUND)M) (b)             170.6        170.6            347.2          347.2

CASH CONVERSION (%)(c)                          82.8         84.8             86.2           88.3


PROFIT AFTER TAX ((POUND)M)                     37.6         72.4             70.4          138.7

ADJUSTED PROFIT AFTER TAX ((POUND)M) (a)        45.6         80.4             93.2          161.5

(a) Adjusted items are stated before the effects of items that were called exceptional under UK GAAP. These items in the 2005 financial year were related to lawsuits associated with a YellowBook advertising campaign.

(b) Net cash inflow from operations before payments of items called exceptional under UK GAAP, less capital expenditure.

(c)  Operating cash flow as a percentage of adjusted EBITDA.

We have reconciled EBITDA and adjusted EBITDA to operating profit as follows:

                                         ----------------------------- ----------------------------
                                                   HALF YEAR 2005            FULL YEAR 2005
                                             UK GAAP           IFRS        UK GAAP           IFRS
                                         -------------- -------------- -------------- -------------
                                            (POUND)M       (POUND)M       (POUND)M       (POUND)M
OPERATING PROFIT                               132.1          174.0          244.7          327.7

DEPRECIATION AND AMORTISATION                   61.1           14.4          121.6           28.8
                                         -------------- -------------- -------------- -------------
                                               193.2          188.4          366.3          356.5
EBITDA

COSTS OF LAWSUITS FROM YELLOWBOOK
   ADVERTISING CAMPAIGN                         12.8           12.8           36.5           36.5
                                         -------------- -------------- -------------- -------------

ADJUSTED EBITDA                                206.0          201.2          402.8          393.0
                                         ============== ============== ============== =============

EFFECT ON OUR CONSOLIDATED CASH FLOW STATEMENTS

Under UK GAAP, we previously presented the Consolidated Statements of Cash Flows in accordance with FRS 1. Under FRS 1, cash comprised cash in hand and at bank and overnight deposits. Under IFRS, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. These definitions are not materially different in the context of our financial statements.

Under FRS 1, we presented separately the cash generated from operations, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends paid to the Company's shareholders, and financing. Under IFRS we have classified separately the cash flows generated from operations and cash flows from, investing and financing activities.

Cash flows in respect of interest and finance fees paid and taxation under FRS 1 have been included within operating activities under IFRS.

Operating cash flow as defined by management to monitor the business is not affected by IFRS. The following table reconciles cash flow from operations under IFRS to operating cash flow:


                                                  ------------------------- --------------------------
                                                          HALF YEAR 2005            FULL YEAR 2005
                                                      UK GAAP        IFRS       UK GAAP          IFRS
                                                  ------------ ------------ ------------- ------------
                                                     (POUND)M     (POUND)M     (POUND)M      (POUND)M

CASH GENERATED FROM OPERATIONS                          170.3        170.3        355.1         355.1

CASH PAYMENTS FOR EXCEPTIONAL COSTS INCLUDED IN
   OPERATING PROFIT                                       9.0          9.0         13.6          13.6

EMPLOYEE COSTS FUNDED BY AN  INCREASE IN
   LONG-TERM DEBT                                         -            -            2.5           2.5

PURCHASE OF TANGIBLE FIXED ASSETS, NET OF SALES
   PROCEEDS                                              (8.7)        (8.7)       (24.0)        (24.0)
                                                  ------------ ------------ ------------- ------------

OPERATING CASH FLOW                                     170.6        170.6        347.2         347.2
                                                  ============ ============ ============= ============

TRANSITIONAL ARRANGEMENTS

The rules for first-time adoption of IFRS are set out in IFRS 1. In general a company is required to determine its IFRS accounting policies and apply these retrospectively to determine its opening balance sheet under IFRS. The standard allows a number of exemptions and exceptions to this general principle to assist companies as they make the transition to reporting under IFRS. We have included below descriptions of only those exemptions that we are using.

CHANGES IN ACCOUNTING POLICIES

A summary of our accounting policies under IFRS is provided in Appendix 1. Changes to our financial information are quantified by standard in Appendix 2 for the opening balance sheet at 1 April 2004, Appendix 3 for the first three , six and nine months of the financial year ended 31 March 2005, and Appendix 4 for the financial year ended 31 March 2005.

We describe below the significant changes in our policies listed by IFRS, together with associated transitional arrangements.

IFRS 2 Share-based Payments

In accordance with IFRS 2, we recognised a charge to income representing the fair values of outstanding equity settled employee share based payment awards in the shares of our parent company, Yell Group plc, granted since 7 November 2002 (the effective date of IFRS 2) and not yet vested at 1 January 2005 to our employees under various schemes. All options granted on or since our parent company's IPO are accounted for under IFRS 2. We calculated the fair values using the Black-Scholes options valuation model and we charged those values to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting. We accounted for all options granted before our parent company's IPO at their intrinsic value on the date of grant. There were no options granted in the period from 7 November 2002 until our IPO that remain unvested at 1 January 2005.

The (pound)3.1 million reduction in EBITDA for financial year 2005 is offset by a deferred tax credit of (pound)1.1 million. For the six months ended 30 September 2004 there is an additional charge of (pound)1.4 million and associated deferred tax credit of (pound)0.5 million.

IAS 19 Employee Benefits

One of the options under IAS 19, which we are taking, allows separate recognition of the operating and financing costs of defined benefit pension schemes in the profit and loss statement. The standard also permits a number of options for the recognition of actuarial gains and losses. Our policy is to recognise any variations in full immediately in equity, as would have been required under FRS 17. The option to account for actuarial gains and losses in this way is part of the revision to IAS 19 that the EU has not yet endorsed. The amendment to IAS 19 is effective from 1 January 2006 with earlier adoption allowed. We are applying the revised standard voluntarily from the transition date of 1 April 2004. We note that IAS 19 requires a slightly lower valuation of scheme assets than the valuation under FRS 17.

The additional charges under IFRS are in comparison to amounts recorded in accordance with SSAP 24 under UK GAAP. The additional charges for financial year 2005 of (pound)6.7 million reducing EBITDA and (pound)2.3 million increasing finance costs are offset by a deferred tax benefit of (pound)2.7 million. For the six months ended 30 September 2004 there is an additional charge against EBITDA of (pound)3.4 million and additional finance charge of (pound)1.2 million offset by an associated deferred tax benefit of (pound)1.4 million.

We recognised a pension liability of (pound)66.8 million in our IFRS opening balance sheet at 1 April 2004, (pound)71.3 million at 30 September 2004 and (pound)99.7 million at 31 March 2005. Our overall adjustments for IAS 19 reduced net assets by (pound)47.1 million in our opening balance sheet at 1 April 2004, (pound)50.2 million at 30 September 2004 and (pound)76.1 million at 31 March 2005.

IFRS 3 Business Combinations

IFRS 3 prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with impairment reviews both annually and when there are indications that the carrying value may not be recoverable. IFRS 3 requires certain intangible assets to be recognised at the date of acquisition and to be amortised on a systematic basis over their economic lives (discussed under IAS 38 below). It also requires that the fair value instead of replacement cost is attributed to the directories in development purchased in an acquisition.

For purposes of this discussion we have excluded the effects of accounting for the subsequent recognition of tax benefits from acquired net operating losses and the accounting for tax allowable goodwill amortisation. These effects are set out in the paragraphs describing IAS 12 below.

Under the transitional arrangements of IFRS 1, a company has the option of applying IFRS 3 prospectively from the transition date. We have chosen this option rather than restating all previous business combinations. The effects of IFRS 3 and the associated transitional arrangements on our financial information are as follows:

o all prior business combination accounting is frozen at the transition date, 1 April 2004; and

o the value of goodwill is frozen at that date and associated goodwill amortisation previously reported under UK GAAP for the 2005 financial year is removed for IFRS restatements.

We have eliminated the goodwill amortisation charge of (pound)98.6 million for the financial year 2005 (excluding the adjustments described under IAS 12 below) and of (pound)49.6 million for the six months ended 30 September 2004.

Our adjustments to goodwill and taxation for IFRS 3, before taking into account the adjustments under IAS 12 described below, had nil effect in our opening balance sheet at 1 April 2004. These adjustments increased our net assets by (pound)49.6 million at 30 September 2004 and (pound)98.6 million at 31 March 2005.

IAS 38 Intangible Assets

Under IAS 38 the policy on intangible assets is to capitalise all such assets where they meet the criteria specified within IAS 38. Under the transitional arrangements of IFRS 1, where these assets would only have been recorded as part of an acquisition under IFRS 3 we have the option of recording these assets prospectively from the transition date. We have chosen this option rather than restating all previous business combinations.

Under UK GAAP, we reported internally developed software and software licenses as a tangible fixed asset. For IFRS we have reclassified (pound)9.7 million from tangible fixed assets to intangible fixed assets in our opening balance sheet at 1 April 2004, (pound)8.4 million at 30 September 2004, and (pound)7.7 million at 31 March 2005. These reclassifications do not affect the profit and loss account in any period.

IAS 12 Income Taxes

IAS 12 requires separate disclosure of deferred tax assets and liabilities on the Group's balance sheet. We reclassified deferred tax credits of (pound)37.8 million in our opening balance sheet at 1 April 2004 and at 30 September 2004, and (pound)30.7 million at 31 March 2005 that had offset deferred tax assets under UK GAAP.

We have increased the tax charge under IFRS by (pound)11.7 million for the financial year 2005 and by (pound)5.8 million for the six months ended 30 September 2004. The associated tax effects arise from treating the amount of tax allowable goodwill amortisation as an immediate benefit to current tax payable offset by a deferred liability that only crystallises if the goodwill is impaired or the business is sold under IFRS, whereas under UK GAAP we recognised the benefit as a reduction in the tax charge.

The standard further requires that we adjust goodwill and post a charge against profits when we recognise previously unrecognised deferred tax assets arising from acquired net operating losses. We have reported an amortisation charge of (pound)5.8 million for the financial year 2005 and of (pound)2.9 million for the six months ended 30 September 2004. The charges to goodwill amortisation reduce our net assets by (pound)29.5 million at 1 April 2004, (pound)32.9 million at 30 September 2004 and (pound)34.4 million at 31 March 2005.

Our effective tax rate under IFRS in the financial year ended 31 March 2005 is 30.8%. We have used this rate for intraperiod tax allocations when restating our profits under IFRS for the interim periods in the 2005 financial year. By applying this effective tax rate in the six months ended 30 September 2004 we have decreased the tax charge by (pound)0.2 million and increased net assets at 30 September 2004 by (pound)0.2 million. We believe this will result in the most meaningful comparisons of our financial results when reporting interim figures in the 2006 financial year. This allocation has no effect on the full year tax charges for the financial year ended 31 March 2005.

IAS 32 and IAS 39 Financial Instruments

IAS 32 and IAS 39 address the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The general principle of IAS 39 is that financial instruments should be recognised in accordance with their classification. Accounting for the movements in fair value is dependant on the designation of the relevant financial instrument. Financial instruments used to fix our floating interest rates and US dollar denominated bonds used as a natural hedge against our US dollar denominated investments have to be documented as hedges and tested for effectiveness on a quarterly basis before we can account for them as hedges.

We have applied IAS 32 and IAS 39 from 1 April 2005, having applied the exemption permitted by IFRS 1 allowing us to present comparative information under the previous UK GAAP. Therefore, these standards do not affect the periods covered by this report. Furthermore, we believe that we had all the required documentation in place by 31 March 2005 allowing us to achieve the same hedge accounting in future periods that we previously achieved under UK GAAP.

Conclusion

The IFRS information in this release has been prepared under the basis of preparation set out above. The most significant effects of the transition to IFRS upon the restated financial information arise from the discontinuation of goodwill amortisation. Net assets are also affected, but there is no effect upon the underlying cash balances within the business.

The financial information presented above contains details of the transitional adjustments required to restate the Group's financial information under IFRS . Future presentation of restated financial information may be in a different format.

The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between UK GAAP and IFRS that will be required, due to the risk and uncertainty surrounding events in the future.

The preliminary financial information set out on pages 16 to 34 do not constitute the company's statutory accounts for the year ended 31 March 2005. The information labelled as audited was extracted from accounts that we prepared under UK GAAP in accordance with the Companies Act 1985 and on which Yell's auditor reported. The auditor's reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. We have delivered the accounts for the year ended 31 March 2004 to the SEC, and we will deliver those for the year ended 31 March 2005 in due course.



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
--------------------------------------------------------------------------------

In order to utilise the `Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, we are providing the following cautionary statement. These preliminary financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of Yell. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 13 June 2005 for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

Appendix 1 provides a summary of Yell's accounting policies under IFRS from 1 April 2005. We have indicated with an asterisk (*) those policies we changed on the transition to IFRS.

ACCOUNTING POLICIES

BASIS OF ACCOUNTING

As set out on page 2 in the Basis of Preparation, the restated financial information for the financial year ended 31 March 2005, the six months ended 30 September 2004, and the opening balance sheet at 1 April 2004, have been prepared in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board as endorsed, or expected to be endorsed, by the European Union.

IFRS TRANSITIONAL ARRANGEMENTS AND EARLY ADOPTION

When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

o Business combinations - the provisions of IFRS 3 have been applied prospectively from 1 April 2004; and

o Employee benefits - the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

The Group has chosen to restate comparative information with respect to IFRS 2. The Group has also opted to adopt the revised IAS 19 early, allowing actuarial gains or losses to be charged to reserves in the period in which they arise.

ACCOUNTING POLICIES

We consider the following to be the most important accounting policies in the context of the Group's operations.

(a) Turnover

Group turnover, after deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by Group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Yellow Pages 118 24 7 and Yell.com, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales

Cost of sales are the costs incurred in developing directories and other Group products, including costs of the sales force , artwork and other directory production and development costs, as well as appropriate overheads dedicated to the development of the directories. Charges for doubtful debts are also included within cost of sales. These are calculated by estimating future cash flows from sales-related debtors on the basis of historical loss experience

(c) Advertising

The Group expenses the costs of advertising its products and services as the costs are incurred.

(d) Interest

Interest payable is recognised on an effective interest rate basis.

(e) Foreign currencies

On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period to the extent that these rates approximate the actual rates.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, and on borrowings designated as hedges of such investments, are taken to reserves through the statement of recognised income and expense.

All other exchange gains or losses are dealt with through the profit and loss account.

(f) Goodwill and other intangible fixed assets *

On the acquisition of a business, fair values are attributed to the net assets acquired. These net assets may include software development costs, brand names, and customer relationships, all of which are recorded as intangible assets and held at cost less accumulated amortisation. Software is amortised on a straight line basis over its useful economic life, which does not generally exceed four years. Brand names are amortised on a straight line basis over their useful economic lives, which do not exceed 40 years. Customer relationships are amortised on a basis that takes into account the estimated customer retention rate at the date of acquisition. The useful economic lives of customer relationships do not generally exceed eight years. The amortisation period and method are reviewed and adjusted, if appropriate, at each balance sheet date.

Goodwill arising from the purchase of subsidiary undertakings represents the excess of the fair value of the purchase consideration over the fair value of the net assets. Goodwill arising on acquisitions is capitalised and is subject to impairment review, both annually from the date of transition onwards and when there are indications that the carrying value may not be recoverable. Goodwill is carried at cost less accumulated impairment losses.

Prior to 1 April 2004, goodwill was amortised over its estimated useful life (20 years); such amortisation ceased on 31 March 2004.


(g) Tangible fixed assets *

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

Reviews are made annually of the estimated remaining lives and residual values of individual productive assets and adjusted prospectively, if appropriate, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impractical to calculate average assets lives exactly. However, total lives range from approximately 10 to 40 years for buildings and two to six years for plant and equipment.


(h) Asset impairment*

Intangible assets, other than goodwill, and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an annual impairment review, with the first review at the end of the financial year in which the acquisition took place, and at any other time when the directors believe that impairment may have occurred.

(i) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight-line basis over the life of the lease.

Assets held under finance leases where substantially all the benefits and risks of ownership are transferred to the Group are capitalised in the balance sheet as tangible fixed assets at the present value of the minimum lease payments payable during the lease term and depreciated over the shorter of their useful economic lives or the lease term. The capital element of future obligations under leases is included as a liability in the consolidated balance sheets, classified as appropriate as a creditor due within or after one year. Lease payments are split between capital and interest elements using the annuity method and the interest is then charged to the profit and loss account.

(j) Directories in development *

The cost of directories in development is recognised as a current asset where the directory is intended to be completed and where the costs directly attributable to the development of the directory can be measured reliably. Where directories are launched on a non-paid basis the costs are expensed as incurred. The development costs mainly comprise the direct costs of the sales force dedicated to procuring adverts and creating the content for directories, artwork and other directory production and development costs, including appropriate directly attributable overheads. The asset is amortised to cost of sales on completion of delivery of the relevant directory when the related turnover is recognised.

(k) Employee benefits *

The Group expenses employee benefits as employees render the services that give rise to the benefits in accordance with IAS 19 "Employee Benefits".

The Group currently operates a defined benefit pension scheme for its UK employees employed before 1 October 2001 and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and its US employees. All pension schemes, except for a small unfunded unapproved plan, are independent of the Group's finances. Actuarial valuations of the defined benefit scheme are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The balance sheet includes the surplus/deficit in the defined benefit scheme taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at the year-end AA corporate bond interest rates. The cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised immediately in the statement of recognised income and expense.

Payments to the Group's defined contribution schemes are charged against profit as incurred.

(l) Employee share schemes *

The fair value of employee share based payments is calculated using the Black-Scholes model. In accordance with IFRS 2 "Share-based Payments" the resulting cost is charged against profit and loss over the vesting period of the awards. The value of the charge is adjusted to reflect expected and actual levels of options vesting. When the ESOP trust acquires and holds shares of the Company, the Group presents them as an investment in its parent company, Yell Group plc.

(m) Taxation *

The charge (credit) for taxation is based on the profit (loss) for the period and takes into account deferred taxation where transactions or events give rise to temporary differences between the treatment of certain items for taxation and for accounting purposes. Provision is made in full for deferred tax liabilities. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the benefit can be realised.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the temporary differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

No provision is made for unremitted earnings of foreign subsidiaries or temporary differences relating to investments in subsidiaries since realisation of such differences can be controlled and is not probable in the foreseeable future.

(n) Financial instruments *

Financial instruments are recorded initially at fair value. Subsequent measurement depends on the designation of the instrument, as follows:

o Fixed deposits, comprising principally funds held with banks and other financial institutions are classified as receivables, and short-term borrowings and overdrafts are classified as loans. They are held at amortised cost.

o Derivatives, comprising interest rate swaps and foreign exchange contracts, are classified as held for trading to the extent that they are not effective cash flow hedges and are measured at fair value with changes in value taken to the profit and loss account.

o All borrowings are initially stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account together with the coupon, as finance costs, using the effective interest rate method over the term of the borrowings, or over a shorter period where earlier repayment is possible. Borrowings are held at amortised cost.


Before 1 April 2005, the Group considered its derivative financial instruments to be hedges when certain criteria were met. For interest rate derivatives, the instrument must have been related to assets or liabilities or a probable commitment and must have also changed the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under interest rate swap agreements were recognised by adjustment of interest payable.

Changes in the fair value of derivatives after 1 April 2005 are taken to reserves to the extent that such movements are deemed to be an effective cash flow hedge of our interest charges. Amounts deferred in reserves are recognised in the profit and loss in the same period during which the interest charge on the underlying debt affects profit and loss. On disposal of the related underlying instrument, the accumulated changes in fair value recorded in reserves are included in the gain or loss recorded in the income statement.

All other changes in the fair value of available for sale financial instruments are taken to the profit and loss account.

(o)  Contingent liabilities *

Through the normal course of business, Yell is involved in legal disputes, the settlement of which may involve cost to the Group. These costs are accrued where settlement is agreed and associated costs can be reliably estimated.

              Yell Finance BV Opening Balance Sheet at 1 April 2004

RECONCILIATION OF EQUITY
Opening balance sheet reconciliation

                                                                                   Appendix 2

                                             PREVIOUSLY           IFRS 2
                                               REPORTED            SHARE          IAS 12         IAS 19       IAS 38       RESTATED
AT 1 APRIL 2004                                   UNDER            BASED          INCOME       EMPLOYEE   INTANGIBLE          UNDER
                                                UK GAAP         PAYMENTS           TAXES       BENEFITS       ASSETS           IFRS
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
                                              (POUND)M          (POUND)M        (POUND)M       (POUND)M     (POUND)M       (POUND)M
                                              (AUDITED)       (UNAUDITED)     (UNAUDITED)    (UNAUDITED)  (UNAUDITED)    (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                               1,725.3                            (29.5)                        9.7        1,705.5
Tangible assets                                    45.9                                                         (9.7)          36.2
Investment                                          7.6                                                                         7.6
Deferred tax assets                                   -              6.3            72.5           19.9                        98.7
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
TOTAL NON CURRENT ASSETS                        1,778.8              6.3            43.0           19.9            -        1,848.0
                                        ----------------  ---------------  --------------  ------------- ------------  -------------

CURRENT ASSETS
Inventories                                         4.7                                                                         4.7
Directories in development                        147.2                                                                       147.2
Debtors                                           460.6                            (34.7)          (0.2)                      425.7
Cash at bank and in hand                           18.4                                                                        18.4
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
TOTAL CURRENT ASSETS                              630.9                -           (34.7)          (0.2)           -          596.0
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR
Loans and other borrowings                       (127.7)                                                                     (127.7)
Corporation tax                                   (16.2)                                                                      (16.2)
Other creditors                                  (214.8)                                                                     (214.8)
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
TOTAL CREDITORS: AMOUNTS FALLING
 DUE WITHIN ONE YEAR                             (358.7)               -               -              -            -         (358.7)
                                        ----------------  ---------------  --------------  ------------- ------------  -------------

Net current assets                                272.2                -           (34.7)          (0.2)           -          237.3
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
TOTAL ASSETS LESS CURRENT LIABILITIES           2,051.0              6.3             8.3           19.7            -        2,085.3
CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans and other borrowings                     (1,987.1)                                                                   (1,987.1)
Deferred tax creditor                                 -                            (37.8)                                     (37.8)
Retirement benefit obligations                        -                                           (66.8)                      (66.8)
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
NET ASSETS (LIABILITIES)                           63.9              6.3           (29.5)         (47.1)           -           (6.4)
                                        ================  ===============  ==============  ============= ============  =============

CAPITAL AND RESERVES
Called up share capital                             0.1                                                                         0.1
Share premium account                             305.4                                                                       305.4
Foreign currency reserve                         (102.7)                                                                     (102.7)
Profit and loss account deficit                  (138.9)             6.3           (29.5)         (47.1)                     (209.2)
                                        ----------------  ---------------  --------------  ------------- ------------  -------------
EQUITY SHAREHOLDERS' FUNDS (DEFICIT)               63.9              6.3           (29.5)         (47.1)           -           (6.4)
                                        ================  ===============  ==============  ============= ============  =============

Yell Finance BV consolidated profit and loss for each of the first three quarters of the 2005 financial year


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                 Appendix 3
Under IFRS

                                         3 MONTHS ENDED     6 MONTHS ENDED     3 MONTHS ENDED    9 MONTHS ENDED     3 MONTHS ENDED
                                         30 JUNE 2004    30 SEPTEMBER 2004  30 SEPTEMBER 2004  31 DECEMBER 2004   31 DECEMBER 2004
                                       ---------------------------------------------------------------------------------------------
                                              (POUND)M           (POUND)M            (POUND)M          (POUND)M          (POUND)M
                                            (UNAUDITED)        (UNAUDITED)         (UNAUDITED)       (UNAUDITED)       (UNAUDITED)

TURNOVER                                         280.9              604.6               323.7             897.9            293.3
Cost of Sales                                   (127.8)            (271.6)             (143.8)           (410.6)          (139.0)
                                       ----------------    ---------------     ---------------   ---------------  ---------------
GROSS PROFIT                                     153.1              333.0               179.9             487.3            154.3
                                       ----------------    ---------------     ---------------   ---------------  ---------------
Distribution costs                                (8.3)             (17.7)               (9.4)            (26.1)            (8.4)
ADMINISTRATIVE COSTS
Ordinary                                         (64.6)            (128.5)              (63.9)           (203.9)           (75.4)
Costs of exceptional lawsuits                        -              (12.8)              (12.8)            (12.8)               -
                                       ----------------    ---------------     ---------------   ---------------  ---------------
                                                 (64.6)            (141.3)             (76.7)           (216.7)           (75.4)
                                       ----------------    ---------------     ---------------   ---------------  ---------------
OPERATING PROFIT                                  80.2              174.0                93.8             244.5             70.5
Net interest payable                             (33.3)             (69.3)              (36.0)            (96.8)           (27.5)
                                       ----------------    ---------------     ---------------   ---------------  ---------------

PROFIT ON ORDINARY ACTIVITES
 BEFORE TAXATION                                  46.9              104.7                57.8             147.7             43.0

TAXATION
Ordinary                                         (14.3)             (37.1)              (22.8)            (50.4)           (13.3)
Costs of exceptional lawsuits                        -                4.8                 4.8               4.8                -
                                       ----------------    ---------------     ---------------   ---------------  ---------------
                                                 (14.3)             (32.3)              (18.0)            (45.6)           (13.3)
                                       ----------------    ---------------     ---------------   ---------------  ---------------

PROFIT FOR THE FINANCIAL PERIOD                   32.6               72.4                39.8             102.1             29.7
                                       ================    ===============     ===============   ===============  ===============

Yell Finance BV consolidated Cash Flows for each of the first three quarters of the 2005 financial year


CONSOLIDATED CASH FLOW STATEMENTS                                                                                       Appendix 3


                                                3 MONTHS ENDED   6 MONTHS ENDED   3 MONTHS ENDED     9 MONTHS ENDED  3 MONTHS ENDED
UNDER IFRS                                             30 JUNE     30 SEPTEMBER     30 SEPTEMBER        31 DECEMBER     31 DECEMBER
                                                          2004             2004             2004               2004            2004
                                               ----------------  ---------------  ---------------   ---------------- ---------------
                                                      (POUND)M         (POUND)M         (POUND)M           (POUND)M        (POUND)M
                                                    (UNAUDITED)      (UNAUDITED)      (UNAUDITED)        (UNAUDITED)     (UNAUDITED)

NET CASH INFLOW FROM OPERATING ACTIVITIES
 Cash generated from operations                           74.1            170.3             96.2              260.7            90.4
 Interest paid                                           (15.4)           (38.9)           (23.5)             (50.2)          (11.3)
 Interest received                                         0.3              0.5              0.2                0.8             0.3
 Income tax paid                                          (5.3)           (14.8)            (9.5)             (21.5)           (6.7)
                                               ----------------  ---------------  ---------------   ---------------- ---------------
 Net cash generated from operating activities             53.7            117.1             63.4              189.8            72.7
                                               ----------------  ---------------  ---------------   ---------------- ---------------


CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of shares in parent company                        -                -                -               (6.6)           (6.6)
 Purchases of tangible fixed assets                       (3.7)            (8.7)            (5.0)             (15.6)           (6.9)
                                               ----------------  ---------------  ---------------   ---------------- ---------------
 Net cash used in investing activities                    (3.7)            (8.7)            (5.0)             (22.2)          (13.5)
                                               ----------------  ---------------  ---------------   ---------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Repayments of borrowings                                (22.5)           (85.5)           (63.0)            (115.4)          (29.9)
                                               ----------------  ---------------  ---------------   ---------------- ---------------
 Net cash used in financing activities                   (22.5)           (85.5)           (63.0)            (115.4)          (29.9)
                                               ----------------  ---------------  ---------------   ---------------- ---------------

NET INCREASE (DECREASE) IN CASH
 AND BANK OVERDRAFTS                                      27.5             22.9             (4.6)              52.2            29.3
Cash and bank overdrafts at
 beginning of the period                                  18.4             18.4             47.7               18.4            41.8
Exchange gains (losses) on
 cash and bank overdrafts                                  1.8              0.5             (1.3)              (2.1)           (2.6)
                                               ----------------  ---------------  ---------------   ---------------- ---------------
CASH AND BANK OVERDRAFTS AT END
 OF THE PERIOD                                            47.7             41.8             41.8               68.5            68.5
                                               ================  ===============  ===============   ================ ===============

CASH GENERATED FROM OPERATIONS
Profit for the period                                     32.6             72.4             39.8              102.1            29.7
Adjustments for:
 Tax                                                      14.3             32.3             18.0               45.6            13.3
 Depreciation of tangible fixed assets                     4.0              7.7              3.7               11.5             3.8
 Depreciation of software costs                            1.7              3.8              2.1                5.6             1.8
 Goodwill adjustment arising from previously
   unrecognised tax benefits                               1.5              2.9              1.4                4.4             1.5
 Interest income                                          (0.3)            (0.5)            (0.2)              (0.8)           (0.3)
 Interest expense                                         33.6             69.8             36.2               97.6            27.8
Changes in working capital :
 Inventories and directories in development              (15.4)           (27.1)           (11.7)             (40.2)          (13.1)
 Trade and other receivables                              25.1             (2.9)           (28.0)              18.2            21.1
 Trade and other payables                                (24.3)             9.3             33.6               12.6             3.3
 Other                                                     1.3              2.6              1.3                4.1             1.5
                                               ----------------  ---------------  ---------------   ---------------- ---------------
CASH GENERATED FROM OPERATIONS                            74.1            170.3             96.2              260.7            90.4
                                               ================  ===============  ===============   ================ ===============

Yell Finance BV consolidated Balance Sheets at 30 June, 30 September and 31 December 2004


CONSOLIDATED BALANCE SHEET                                                                                         Appendix 3


                                                                   AT 30 JUNE           AT 30 SEPTEMBER          AT 31 DECEMBER
UNDER IFRS                                                               2004                      2004                    2004
                                                         ---------------------   -----------------------   ---------------------
                                                                     (POUND)M                  (POUND)M                (POUND)M
                                                                   (UNAUDITED)               (UNAUDITED)             (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                                                     1,712.3                   1,711.6                 1,671.1
Tangible assets                                                          34.1                      33.4                    35.2
Investment                                                                7.4                       7.6                    13.0
Deferred tax assets                                                      97.4                      92.0                    89.2
                                                         ---------------------   -----------------------   ---------------------
TOTAL NON CURRENT ASSETS                                              1,851.2                   1,844.6                 1,808.5
                                                         ---------------------   -----------------------   ---------------------

CURRENT ASSETS
                                                         ---------------------   -----------------------   ---------------------
Inventories                                                               7.7                       8.3                     7.8
Directories in development                                              159.9                     171.9                   179.2
Debtors                                                                 404.2                     421.0                   394.0
Cash at bank and in hand                                                 47.7                      41.8                    68.5
                                                         ---------------------   -----------------------   ---------------------
TOTAL CURRENT ASSETS                                                    619.5                     643.0                   649.5
                                                         ---------------------   -----------------------   ---------------------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans and other borrowings                                             (105.2)                   (174.0)                 (145.3)
Corporation tax                                                         (18.2)                    (18.4)                  (17.6)
Other creditors                                                        (194.8)                   (214.9)                 (223.2)
                                                         ---------------------   -----------------------   ---------------------
TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                   (318.2)                   (407.3)                 (386.1)
                                                         ---------------------   -----------------------   ---------------------
NET CURRENT ASSETS                                                      301.3                     235.7                   263.4
                                                         ---------------------   -----------------------   ---------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 2,152.5                   2,080.3                 2,071.9
CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans and other borrowings                                           (1,706.2)                 (1,587.7)               (1,570.2)
Deferred tax creditor                                                   (41.9)                    (46.9)                  (49.9)
Retirement benefit obligations                                          (69.0)                    (71.3)                  (73.6)
                                                         ---------------------   -----------------------   ---------------------
NET ASSETS                                                              335.4                     374.4                   378.2
                                                         =====================   =======================   =====================

CAPITAL AND RESERVES
Called up share capital                                                   0.1                       0.1                     0.1
Share premium account                                                   605.4                     605.4                   605.4
Foreign currency reserve                                                (95.7)                    (94.9)                 (123.9)
Profit and loss account deficit                                        (174.4)                   (136.2)                 (103.4)
                                                         ---------------------   -----------------------   ---------------------
EQUITY SHAREHOLDERS' FUNDS                                              335.4                     374.4                   378.2
                                                         =====================   =======================   =====================

Yell Finance B.V. consolidated statements of recognised income and expense for each of the first three quarters of the 2005 financial year


STATEMENTS OF RECOGNISED INCOME AND EXPENSE                                                                            Appendix 3


                                                   3 MONTHS ENDED  6 MONTHS ENDED  3 MONTHS ENDED  9 MONTHS ENDED   3 MONTHS ENDED
                                                          30 JUNE    30 SEPTEMBER    30 SEPTEMBER     31 DECEMBER      31 DECEMBER
                                                             2004            2004            2004            2004             2004
                                                  ---------------- --------------- --------------- ---------------- ----------------
                                                         (POUND)M        (POUND)M        (POUND)M        (POUND)M         (POUND)M
                                                       (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)      (UNAUDITED)

PROFIT FOR THE PERIOD                                        32.6            72.4            39.8           102.1             29.7
                                                  ---------------- --------------- --------------- ---------------- ----------------
Exchange differences on translation of
 foreign operations                                           7.0             7.8             0.8           (21.2)           (29.0)
Change in stock option tax benefit
 arising from change in parent's share price                  1.5            (0.9)           (2.4)            1.3              2.2
                                                  ---------------- --------------- --------------- ---------------- ----------------
Net gains (losses) not recognised in
 income statement                                             8.5             6.9            (1.6)          (19.9)           (26.8)
                                                  ---------------- --------------- --------------- ---------------- ----------------
TOTAL RECOGNISED INCOME FOR THE PERIOD                       41.1            79.3            38.2            82.2              2.9
                                                  ================ =============== =============== ================ ================

Yell Finance BV consolidated profit and loss for the three months ended 30 June 2004


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                     Appendix 3

THREE MONTHS ENDED 30 JUNE 2004        PREVIOUSLY         IFRS 2                                      IFRS 3 & IAS 38
                                         REPORTED          SHARE          IAS 12          IAS 19             BUSINESS      RESTATED
                                            UNDER          BASED          INCOME        EMPLOYEE     COMBINATIONS AND         UNDER
                                          UK GAAP       PAYMENTS           TAXES        BENEFITS    INTANGIBLE ASSETS          IFRS
                                 ----------------- --------------  --------------  --------------  ------------------- -------------
                                         (POUND)M       (POUND)M        (POUND)M        (POUND)M             (POUND)M      (POUND)M
                                       (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)          (UNAUDITED)   (UNAUDITED)

TURNOVER                                    280.9                                                                             280.9
Cost of Sales                              (127.8)                                                                           (127.8)
                                 ----------------- --------------  --------------  --------------  ------------------- -------------
GROSS PROFIT                                153.1              -               -               -                    -         153.1
Distribution costs                           (8.3)                                                                             (8.3)
Administrative costs                        (85.5)          (0.7)           (1.5)           (1.7)                24.8         (64.6)
                                 ----------------- --------------  --------------  --------------  ------------------- -------------

OPERATING PROFIT                             59.3           (0.7)           (1.5)           (1.7)                24.8          80.2
Net interest payable                        (32.7)                                          (0.6)                             (33.3)
                                 ----------------- --------------  --------------  --------------  ------------------- -------------

PROFIT ON ORDINARY
 ACTIVITES BEFORE TAXATION                   26.6           (0.7)           (1.5)           (2.3)                24.8          46.9
Taxation                                    (12.2)          (0.8)            0.9             0.7                 (2.9)        (14.3)
                                 ----------------- --------------  --------------  --------------  ------------------- -------------

PROFIT FOR THE
 FINANCIAL PERIOD                            14.4           (1.5)           (0.6)           (1.6)                21.9          32.6
                                 ================= ==============  ==============  ==============  =================== =============

Yell Finance BV consolidated profit and loss for the six months ended 30 September 2004


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                    Appendix 3

SIX MONTHS ENDED 30 SEPTEMBER 2004    PREVIOUSLY          IFRS 2                                   IFRS 3 & IAS 38
                                        REPORTED           SHARE        IAS 12         IAS 19             BUSINESS        RESTATED
                                           UNDER           BASED        INCOME       EMPLOYEE     COMBINATIONS AND           UNDER
                                         UK GAAP        PAYMENTS         TAXES       BENEFITS    INTANGIBLE ASSETS            IFRS
                                    -------------  -------------- ------------- --------------   ------------------  --------------
                                        (POUND)M        (POUND)M      (POUND)M       (POUND)M             (POUND)M        (POUND)M
                                      (UNAUDITED)     (UNAUDITED)   (UNAUDITED)    (UNAUDITED)          (UNAUDITED)     (UNAUDITED)

TURNOVER                                   604.6                                                                             604.6
Cost of Sales                             (271.6)                                                                           (271.6)
                                    -------------  -------------- ------------- --------------   ------------------  --------------
GROSS PROFIT                               333.0               -             -              -                    -           333.0
                                    -------------  -------------- ------------- --------------   ------------------  --------------
Distribution costs                         (17.7)                                                                            (17.7)
ADMINISTRATIVE COSTS
Ordinary                                  (170.4)           (1.4)         (2.9)          (3.4)                49.6          (128.5)
Costs of exceptional lawsuits              (12.8)                                                                            (12.8)
                                    -------------  -------------- ------------- --------------   ------------------  --------------
                                          (183.2)           (1.4)         (2.9)          (3.4)                49.6          (141.3)
                                    -------------  -------------- ------------- --------------   ------------------  --------------
OPERATING PROFIT                           132.1            (1.4)         (2.9)          (3.4)                49.6           174.0
Net interest payable                       (68.1)                                        (1.2)                               (69.3)
                                    -------------  -------------- ------------- --------------   ------------------  --------------

PROFIT ON ORDINARY ACTIVITES
 BEFORE TAXATION                            64.0            (1.4)         (2.9)          (4.6)                49.6           104.7

TAXATION
Ordinary                                   (31.2)           (1.7)          0.2            1.4                 (5.8)          (37.1)
Costs of exceptional lawsuits                4.8                                                                               4.8
                                    -------------  -------------- ------------- --------------   ------------------  --------------
                                           (26.4)           (1.7)          0.2            1.4                 (5.8)          (32.3)
                                    -------------  -------------- ------------- --------------   ------------------  --------------

PROFIT FOR THE FINANCIAL PERIOD             37.6            (3.1)         (2.7)          (3.2)                43.8            72.4
                                    =============  ============== ============= ==============   ==================  ==============

Yell Finance BV consolidated profit and loss for the three months ended 30 September 2004


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                     Appendix 3

THREE MONTHS ENDED 30 SEPTEMBER 2004    PREVIOUSLY        IFRS 2                                    IFRS 3 & IAS 38
                                          REPORTED         SHARE          IAS 12        IAS 19             BUSINESS        RESTATED
                                             UNDER         BASED          INCOME      EMPLOYEE     COMBINATIONS AND           UNDER
                                           UK GAAP      PAYMENTS           TAXES      BENEFITS    INTANGIBLE ASSETS            IFRS
                                       ------------  ------------   -------------  ------------   ------------------   -------------
                                          (POUND)M      (POUND)M        (POUND)M      (POUND)M             (POUND)M        (POUND)M
                                        (UNAUDITED)   (UNAUDITED)     (UNAUDITED)   (UNAUDITED)          (UNAUDITED)     (UNAUDITED)

TURNOVER                                     323.7                                                                            323.7
Cost of Sales                               (143.8)                                                                          (143.8)
                                       ------------  ------------   -------------  ------------   ------------------   -------------
GROSS PROFIT                                 179.9             -               -             -                    -           179.9
                                       ------------  ------------   -------------  ------------   ------------------   -------------
Distribution costs                            (9.4)                                                                            (9.4)
ADMINISTRATIVE COSTS
Ordinary                                     (84.9)         (0.7)           (1.4)         (1.7)                24.8           (63.9)
Costs of exceptional lawsuits                (12.8)                                                                           (12.8)
                                       ------------  ------------   -------------  ------------   ------------------   -------------
                                             (97.7)         (0.7)           (1.4)         (1.7)                24.8           (76.7)
                                       ------------  ------------   -------------  ------------   ------------------   -------------
OPERATING PROFIT                              72.8          (0.7)           (1.4)         (1.7)                24.8            93.8
Net interest payable                         (35.4)            -               -          (0.6)                   -           (36.0)
                                       ------------  ------------   -------------  ------------   ------------------   -------------

PROFIT ON ORDINARY ACTIVITES
 BEFORE TAXATION                              37.4          (0.7)           (1.4)         (2.3)                24.8            57.8

TAXATION
Ordinary                                     (19.0)         (0.9)           (0.7)          0.7                 (2.9)          (22.8)
Costs of exceptional lawsuits                  4.8                                                                              4.8
                                       ------------  ------------   -------------  ------------   ------------------   -------------
                                             (14.2)         (0.9)           (0.7)          0.7                 (2.9)          (18.0)
                                       ------------  ------------   -------------  ------------   ------------------   -------------

PROFIT FOR THE FINANCIAL PERIOD               23.2          (1.6)           (2.1)         (1.6)                21.9            39.8
                                       ============  ============   =============  ============   ==================   =============

Yell Finance BV consolidated profit and loss for the nine months ended 31 December 2004


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                      Appendix 3

NINE MONTHS ENDED 31 DECEMBER 2004     PREVIOUSLY         IFRS 2                                     IFRS 3 & IAS 38
                                         REPORTED          SHARE          IAS 12          IAS 19            BUSINESS       RESTATED
                                            UNDER          BASED          INCOME        EMPLOYEE    COMBINATIONS AND          UNDER
                                          UK GAAP       PAYMENTS           TAXES        BENEFITS   INTANGIBLE ASSETS           IFRS
                                    --------------  -------------  --------------  --------------  ------------------ --------------
                                         (POUND)M       (POUND)M        (POUND)M        (POUND)M            (POUND)M       (POUND)M
                                       (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)         (UNAUDITED)    (UNAUDITED)

TURNOVER                                    897.9                                                                             897.9
Cost of Sales                              (410.6)                                                                           (410.6)
                                    --------------  -------------  --------------  --------------  ------------------ --------------
GROSS PROFIT                                487.3              -               -               -                   -          487.3
                                    --------------  -------------  --------------  --------------  ------------------ --------------
Distribution costs                          (26.1)                                                                            (26.1)
Administrative costs
Ordinary                                   (266.4)          (2.2)           (4.4)           (5.0)               74.1         (203.9)
Costs of exceptional lawsuits               (12.8)                                                                            (12.8)
                                    --------------  -------------  --------------  --------------  ------------------ --------------
                                           (279.2)          (2.2)           (4.4)           (5.0)               74.1         (216.7)
                                    --------------  -------------  --------------  --------------  ------------------ --------------
OPERATING PROFIT                            182.0           (2.2)           (4.4)           (5.0)               74.1          244.5
Net interest payable                        (95.1)                                          (1.7)                             (96.8)
                                    --------------  -------------  --------------  --------------  ------------------ --------------

PROFIT ON ORDINARY ACTIVITES
 BEFORE TAXATION                             86.9           (2.2)           (4.4)           (6.7)               74.1          147.7

TAXATION
Ordinary                                    (39.8)          (2.5)           (1.3)            2.0                (8.8)         (50.4)
Costs of exceptional lawsuits                 4.8                                                                               4.8
                                    --------------  -------------  --------------  --------------  ------------------ --------------
                                            (35.0)          (2.5)           (1.3)            2.0                (8.8)         (45.6)
                                    --------------  -------------  --------------  --------------  ------------------ --------------

PROFIT FOR THE FINANCIAL PERIOD              51.9           (4.7)           (5.7)           (4.7)               65.3          102.1
                                    ==============  =============  ==============  ==============  ================== ==============


Yell Finance BV consolidated profit and loss for the three months ended 31 December 2004


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                    Appendix 3

THREE MONTHS ENDED 31 DECEMBER 2004    PREVIOUSLY          IFRS 2                                    IFRS 3 & IAS 38
                                         REPORTED           SHARE         IAS 12         IAS 19            BUSINESS       RESTATED
                                            UNDER           BASED         INCOME       EMPLOYEE    COMBINATIONS AND          UNDER
                                          UK GAAP        PAYMENTS          TAXES       BENEFITS   INTANGIBLE ASSETS           IFRS
                                     -------------   -------------  -------------  ------------- ------------------- --------------
                                         (POUND)M        (POUND)M       (POUND)M       (POUND)M            (POUND)M       (POUND)M
                                       (UNAUDITED)     (UNAUDITED)    (UNAUDITED)    (UNAUDITED)         (UNAUDITED)    (UNAUDITED)

TURNOVER                                    293.3                                                                            293.3
Cost of Sales                              (139.0)                                                                          (139.0)
                                     -------------   -------------  -------------  ------------- ------------------- --------------
GROSS PROFIT                                154.3               -              -              -                   -          154.3
                                     -------------   -------------  -------------  ------------- ------------------- --------------
Distribution costs                           (8.4)                                                                            (8.4)

Administrative costs                        (96.0)           (0.8)          (1.5)          (1.6)               24.5          (75.4)
                                     -------------   -------------  -------------  ------------- ------------------- --------------

OPERATING PROFIT                             49.9            (0.8)          (1.5)          (1.6)               24.5           70.5
Net interest payable                        (27.0)                                         (0.5)                  -          (27.5)
                                     -------------   -------------  -------------  ------------- ------------------- --------------

PROFIT ON ORDINARY ACTIVITES
 BEFORE TAXATION                             22.9            (0.8)          (1.5)          (2.1)               24.5           43.0

Taxation                                     (8.6)           (0.8)          (1.5)           0.6                (3.0)         (13.3)
                                     -------------   -------------  -------------  ------------- ------------------- --------------

PROFIT FOR THE FINANCIAL PERIOD              14.3            (1.6)          (3.0)          (1.5)               21.5           29.7
                                     =============   =============  =============  ============= =================== ==============

Yell Finance BV consolidated balance sheet at 30 June 2004


CONSOLIDATED BALANCE SHEET                                                                                               Appendix 3


                                          PREVIOUSLY         IFRS 2                                   IFRS 3 & IAS 38
                                            REPORTED          SHARE        IAS 12         IAS 19             BUSINESS      RESTATED
AT 30 JUNE 2004                                UNDER          BASED        INCOME       EMPLOYEE     COMBINATIONS AND         UNDER
                                             UK GAAP       PAYMENTS         TAXES       BENEFITS    INTANGIBLE ASSETS          IFRS
                                        ------------- -------------- -------------  -------------  -------------------   -----------
                                            (POUND)M       (POUND)M      (POUND)M       (POUND)M             (POUND)M      (POUND)M
                                          (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)          (UNAUDITED)   (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                            1,710.2                        (31.4)                               33.5       1,712.3
Tangible assets                                 42.8                                                             (8.7)         34.1
Investment                                       7.4                                                                            7.4
Deferred tax assets                                             8.0          68.7           20.7                               97.4
                                        ------------- -------------- -------------  -------------  -------------------   -----------
TOTAL NON CURRENT ASSETS                     1,760.4            8.0          37.3           20.7                 24.8       1,851.2
                                        ------------- -------------- -------------  -------------  -------------------   -----------

CURRENT ASSETS
Inventories                                      7.7                                                                            7.7
Directories in development                     159.9                                                                          159.9
Debtors                                        435.3                        (30.9)          (0.2)                             404.2
Cash at bank and in hand                        47.7                                                                           47.7
                                        ------------- -------------- -------------  -------------  -------------------   -----------
TOTAL CURRENT ASSETS                           650.6              -         (30.9)          (0.2)                   -         619.5
                                        ------------- -------------- -------------  -------------  -------------------   -----------
CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR
Loans and other borrowings                    (105.2)                                                                        (105.2)
Corporation tax                                (19.1)                         0.9                                             (18.2)
Other creditors                               (194.8)                                                                        (194.8)
                                        ------------- -------------- -------------  -------------  -------------------   -----------
TOTAL CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR                              (319.1)             -           0.9              -                    -        (318.2)
                                        ------------- -------------- -------------  -------------  -------------------   -----------

NET CURRENT ASSETS                             331.5              -         (30.0)          (0.2)                   -         301.3
                                        ------------- -------------- -------------  -------------  -------------------   -----------
TOTAL ASSETS LESS CURRENT LIABILITIES        2,091.9            8.0           7.3           20.5                 24.8       2,152.5
CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans and other borrowings                  (1,706.2)                                                                      (1,706.2)
Deferred tax creditor                              -           (1.1)        (37.8)          (0.1)                (2.9)        (41.9)
Retirement benefit obligations                     -                                       (69.0)                             (69.0)
                                        ------------- -------------- -------------  -------------  -------------------   -----------
NET ASSETS                                     385.7            6.9         (30.5)         (48.6)                21.9         335.4
                                        ============= ============== =============  =============  ===================   ===========

CAPITAL AND RESERVES
Called up share capital                          0.1                                                                           0.1
Share premium account                          605.4                                                                         605.4
Foreign currency reserve                       (95.3)                        (0.4)                                 -         (95.7)
Profit and loss account deficit               (124.5)           6.9         (30.1)           (48.6)             21.9        (174.4)
                                        ------------- -------------- -------------  ---------------  ----------------   -----------
EQUITY SHAREHOLDERS' FUNDS                     385.7            6.9         (30.5)           (48.6)             21.9         335.4
                                        ============= ============== =============  ===============  ================   ===========

Yell Finance BV consolidated balance sheet at 30 September 2004


CONSOLIDATED BALANCE SHEET                                                                                              Appendix 3

                                         PREVIOUSLY         IFRS 2                                 IFRS 3 & IAS 38
                                           REPORTED          SHARE        IAS 12        IAS 19            BUSINESS        RESTATED
AT 30 SEPTEMBER 2004                          UNDER          BASED        INCOME      EMPLOYEE    COMBINATIONS AND           UNDER
                                            UK GAAP       PAYMENTS         TAXES      BENEFITS   INTANGIBLE ASSETS            IFRS
                                      --------------  ------------- ------------- -------------  ------------------  --------------
                                           (POUND)M       (POUND)M      (POUND)M      (POUND)M            (POUND)M        (POUND)M
                                         (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)         (UNAUDITED)     (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                           1,686.5                        (32.9)                             58.0         1,711.6
Tangible assets                                41.8                                                           (8.4)           33.4
Investment                                      7.6                                                                            7.6
Deferred tax assets                                            6.9          63.7          21.4                                92.0
                                      --------------  ------------- ------------- -------------  ------------------  --------------
TOTAL NON CURRENT ASSETS                    1,735.9            6.9          30.8          21.4                49.6         1,844.6
                                      --------------  ------------- ------------- -------------  ------------------  --------------

CURRENT ASSETS
Inventories                                     8.3                                                                            8.3
Directories in development                    171.9                                                                          171.9
Debtors                                       447.1                        (25.9)         (0.2)                              421.0
Cash at bank and in hand                       41.8                                                                           41.8
                                      --------------  ------------- ------------- -------------  ------------------  --------------
TOTAL CURRENT ASSETS                          669.1              -         (25.9)         (0.2)                  -           643.0
                                      --------------  ------------- ------------- -------------  ------------------  --------------
CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR
Loans and other borrowings                   (174.0)                                                                        (174.0)
Corporation tax                               (18.6)                         0.2                                             (18.4)
Other creditors                              (214.9)                                                                        (214.9)
                                      --------------  ------------- ------------- -------------  ------------------  --------------
TOTAL CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR                             (407.5)             -           0.2             -                   -          (407.3)
                                      --------------  ------------- ------------- -------------  ------------------  --------------

NET CURRENT ASSETS                            261.6              -         (25.7)         (0.2)                  -           235.7
                                      --------------  ------------- ------------- -------------  ------------------  --------------
TOTAL ASSETS LESS CURRENT LIABILITIES       1,997.5            6.9           5.1          21.2                49.6         2,080.3
CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans and other borrowings                 (1,587.7)                                                                      (1,587.7)
Deferred tax creditor                                         (3.2)        (37.8)         (0.1)               (5.8)          (46.9)
Retirement benefit obligations                                                           (71.3)                              (71.3)
                                      --------------  ------------- ------------- -------------  ------------------  --------------
NET ASSETS                                    409.8            3.7         (32.7)        (50.2)               43.8           374.4
                                      ==============  ============= ============= =============  ==================  ==============

CAPITAL AND RESERVES
Called up share capital                          0.1                                                                            0.1
Share premium account                          605.4                                                                          605.4
Foreign currency reserve                       (94.4)                        (0.5)                                            (94.9)
Profit and loss account deficit               (101.3)           3.7         (32.2)          (50.2)             43.8          (136.2)
                                      ---------------  ------------- ------------- --------------- -----------------  --------------
EQUITY SHAREHOLDERS' FUNDS                     409.8            3.7         (32.7)          (50.2)             43.8           374.4
                                      ===============  ============= ============= =============== =================  ==============


Yell Finance BV consolidated balance sheet at 31 December 2004


CONSOLIDATED BALANCE SHEET                                                                                               Appendix 3

                                          PREVIOUSLY        IFRS 2                                   IFRS 3 & IAS 38
                                            REPORTED         SHARE        IAS 12          IAS 19            BUSINESS       RESTATED
AT 31 DECEMBER 2004                            UNDER         BASED        INCOME        EMPLOYEE    COMBINATIONS AND          UNDER
                                             UK GAAP      PAYMENTS         TAXES        BENEFITS   INTANGIBLE ASSETS           IFRS
                                        -------------  ------------  ------------    ------------  ------------------  -------------
                                            (POUND)M      (POUND)M      (POUND)M        (POUND)M            (POUND)M       (POUND)M
                                          (UNAUDITED)   (UNAUDITED)   (UNAUDITED)     (UNAUDITED)         (UNAUDITED)    (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                            1,623.7                       (32.5)                               79.9        1,671.1
Tangible assets                                 42.3                                                            (7.1)          35.2
Investment                                      13.0                                                                           13.0
Deferred tax assets                                            8.4          58.7            22.1                               89.2
                                        -------------  ------------  ------------    ------------  ------------------  -------------
TOTAL NON CURRENT ASSETS                     1,679.0           8.4          26.2            22.1                72.8        1,808.5
                                        -------------  ------------  ------------    ------------  ------------------  -------------

CURRENT ASSETS
Inventories                                      7.8                                                                            7.8
Directories in development                     179.2                                                                          179.2
Debtors                                        415.1                       (20.9)           (0.2)                             394.0
Cash at bank and in hand                        68.5                                                                           68.5
                                        -------------  ------------  ------------    ------------  ------------------  -------------
TOTAL CURRENT ASSETS                           670.6             -         (20.9)           (0.2)                  -          649.5
                                        -------------  ------------  ------------    ------------  ------------------  -------------
CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR
Loans and other borrowings                    (145.3)                                                                        (145.3)
Corporation tax                                (16.3)                       (1.3)                                             (17.6)
Other creditors                               (223.2)                                                                        (223.2)
                                        -------------  ------------  ------------    ------------  ------------------  -------------
TOTAL CREDITORS: AMOUNTS FALLING
 DUE WITHIN ONE YEAR                          (384.8)            -          (1.3)              -                   -         (386.1)
                                        -------------  ------------  ------------    ------------  ------------------  -------------

NET CURRENT ASSETS                             285.8             -         (22.2)           (0.2)                  -          263.4
                                        -------------  ------------  ------------    ------------  ------------------  -------------
TOTAL ASSETS LESS CURRENT LIABILITIES        1,964.8           8.4           4.0            21.9                72.8        2,071.9
CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans and other borrowings                  (1,570.2)                                                                      (1,570.2)
Deferred tax creditor                                         (3.2)        (37.8)           (0.1)               (8.8)         (49.9)
Retirement benefit obligations                                                             (73.6)                             (73.6)
                                        -------------  ------------  ------------    ------------  ------------------  -------------
NET ASSETS                                     394.6           5.2         (33.8)          (51.8)               64.0          378.2
                                        =============  ============  ============    ============  ==================  =============

CAPITAL AND RESERVES
Called up share capital                          0.1                                                                            0.1
Share premium account                          605.4                                                                          605.4
Foreign currency reserve                      (123.9)                        1.4                                (1.4)        (123.9)
Profit and loss account deficit                (87.0)          5.2         (35.2)          (51.8)               65.4         (103.4)
                                        -------------  ------------  ------------    ------------  ------------------  -------------
EQUITY SHAREHOLDERS' FUNDS                     394.6           5.2         (33.8)          (51.8)               64.0          378.2
                                        =============  ============  ============    ============  ==================  =============

Yell Finance BV consolidated profit and loss for the year ended 31 March 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT                       Appendix 4

UNDER IFRS

                                                          YEAR ENDED
                                                         31 MARCH 2005
                                                         -------------
                                                            (POUND)M
                                                          (UNAUDITED)

TURNOVER                                                     1,285.3
Cost of Sales                                                 (592.3)
                                                         ------------
GROSS PROFIT                                                   693.0
                                                         ------------
Distribution costs                                             (38.3)
ADMINISTRATIVE COSTS
Ordinary                                                      (290.5)
Costs of exceptional lawsuits                                  (36.5)
                                                         ------------
OPERATING PROFIT                                               327.7
                                                         ------------
Net interest payable                                          (127.3)
                                                         ------------

PROFIT ON ORDINARY ACTIVITES BEFORE TAXATION                   200.4

TAXATION
Ordinary                                                       (75.4)
Costs of exceptional lawsuits                                   13.7
                                                         ------------
                                                                61.7
                                                         ------------
PROFIT FOR THE FINANCIAL YEAR                                  138.7
                                                         ============

Yell Finance BV Consolidated Cash Flows for the year ended 31 March 2005

CONSOLIDATED CASH FLOW STATEMENT                                     Appendix 4

                                                                     YEAR ENDED
UNDER IFRS                                                        31 MARCH 2005
                                                               -----------------
                                                                       (POUND)M
                                                                     (UNAUDITED)

NET CASH INFLOW FROM OPERATING ACTIVITIES
 Cash generated from operations                                           355.1
 Interest paid                                                           (147.0)
 Interest received                                                          1.3
 Income tax paid                                                          (27.8)
                                                               -----------------
 Net cash generated from operating activities                             181.6
                                                               -----------------


 CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of subsidiary undertakings, net of
  cash acquired                                                           (31.8)
 Purchase of shares in parent company                                      (6.6)
 Purchases of tangible fixed assets                                       (24.0)
                                                               -----------------
 Net cash used in investing activities                                    (62.4)
                                                               -----------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from borrowings                                                   2.5
 Repayments of borrowings                                                 (85.0)
                                                               -----------------
 Net cash used in financing activities                                    (82.5)
                                                               -----------------

NET INCREASE IN CASH AND BANK OVERDRAFTS                                   36.7
Cash and bank overdrafts at beginning of the year                          18.4
Exchange losses on cash and bank overdrafts                                (2.0)
                                                               -----------------
CASH AND BANK OVERDRAFTS AT END OF THE PERIOD                              53.1
                                                               =================

CASH GENERATED FROM OPERATIONS
Profit for the period                                                     138.7
Adjustments for:
Tax                                                                        61.7
Depreciation of tangible fixed assets                                      15.4
Depreciation of software costs                                              7.6
Goodwill adjustment arising from previously unrecognised
 tax benefits                                                               5.8
Interest income                                                            (1.3)
Interest expense                                                          128.6
Changes in working capital :
Inventories and directories in development                                (23.0)
Trade and other receivables                                               (38.8)
Trade and other payables                                                   54.0
Other                                                                       6.4
                                                               ----------------
CASH GENERATED FROM OPERATIONS                                            355.1
                                                               =================

Yell Finance BV Consolidated Balance Sheet at 31 March 2005

CONSOLIDATED BALANCE SHEET                                      Appendix 4

                                                               AT 31 MARCH
UNDER IFRS                                                         2005
                                                                 (POUND)M
                                                              -------------
                                                                (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                                                 1,706.0
Tangible assets                                                      40.1
Investment                                                           11.8
Deferred tax assets                                                  92.6
                                                              -------------
TOTAL NON CURRENT ASSETS                                          1,850.5
                                                              -------------

CURRENT ASSETS
Inventories                                                           7.5
Directories in development                                          165.1
Debtors                                                             451.3
Cash at bank and in hand                                             53.1
                                                              -------------
TOTAL CURRENT ASSETS                                                677.0
                                                              -------------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans and other borrowings                                         (150.2)
Corporation tax                                                     (20.7)
Other creditors                                                    (258.6)
                                                              -------------
TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR               (429.5)
                                                              -------------

NET CURRENT ASSETS                                                  247.5
                                                              -------------
TOTAL ASSETS LESS CURRENT LIABILITIES                             2,098.0
CREDITORS: AMOUNTS FALLING DUE AFTER
more than one year
Loans and other borrowings                                       (1,548.8)
Deferred tax creditor                                               (46.8)
Retirement benefit obligations                                      (99.7)
                                                              -------------
NET ASSETS                                                          402.7
                                                              =============

CAPITAL AND RESERVES
Called up share capital                                               0.1
Share premium account                                               605.4
Foreign currency reserve                                           (116.2)
Profit and loss account deficit                                     (86.6)
                                                              -------------
EQUITY SHAREHOLDERS' FUNDS                                          402.7
                                                              =============

Yell Finance BV consolidated statement of recognised income and expense for the year ended 31 March 2005



STATEMENT OF RECOGNISED INCOME AND EXPENSE UNDER IFRS                            Appendix 4


                                                                                 YEAR ENDED
                                                                              31 MARCH 2005
                                                                             ---------------
                                                                                   (POUND)M
                                                                                 (UNAUDITED)

PROFIT FOR THE YEAR                                                                   138.7
                                                                             ---------------
Exchange differences on translation of foreign operations                             (13.5)
Actuarial losses on defined benefit pension schemes                                   (32.4)
Change in stock option tax benefit arising from change in
   parent's share price                                                                 3.4
Tax benefit from actuarial losses on defined benefit pension scheme                     9.7
                                                                             ---------------
Net losses not recognised in income statement                                         (32.8)
                                                                             ---------------
TOTAL RECOGNISED INCOME FOR THE YEAR                                                  105.9
                                                                             ===============

Yell Finance BV Profit and Loss for the year ended 31 March 2005


CONSOLIDATED PROFIT AND LOSS ACCOUNT                                                                                    Appendix 4

YEAR ENDED 31 MARCH 2005            PREVIOUSLY          IFRS 2                                      IFRS 3 & IAS 38
                                      REPORTED           SHARE          IAS 12          IAS 19             BUSINESS       RESTATED
                                         UNDER           BASED          INCOME        EMPLOYEE     COMBINATIONS AND          UNDER
                                       UK GAAP        PAYMENTS           TAXES        BENEFITS    INTANGIBLE ASSETS           IFRS
                                 --------------  --------------   -------------    ------------   ------------------ --------------
                                      (POUND)M        (POUND)M        (POUND)M        (POUND)M             (POUND)M       (POUND)M
                                    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)          (UNAUDITED)    (UNAUDITED)

TURNOVER                               1,285.3                                                                             1,285.3
Cost of Sales                           (592.3)                                                                             (592.3)
                                 --------------  --------------   -------------    ------------   ------------------ --------------
GROSS PROFIT                             693.0               -               -               -                    -          693.0
                                 --------------  --------------   -------------    ------------   ------------------ --------------
Distribution costs                       (38.3)                                                                              (38.3)
ADMINISTRATIVE COSTS
Ordinary                                (373.5)           (3.1)           (5.8)           (6.7)                98.6         (290.5)
Costs of exceptional lawsuits            (36.5)                                                                              (36.5)
                                 --------------  --------------   -------------    ------------   ------------------ --------------
                                        (410.0)           (3.1)           (5.8)           (6.7)                98.6         (327.0)
                                 --------------  --------------   -------------    ------------   ------------------ --------------
OPERATING PROFIT                         244.7            (3.1)           (5.8)           (6.7)                98.6          327.7
Net interest payable                    (125.0)                                           (2.3)                             (127.3)
                                 --------------  --------------   -------------    ------------   ------------------ --------------

PROFIT ON ORDINARY ACTIVITES
 BEFORE TAXATION                          119.7            (3.1)           (5.8)           (9.0)                98.6          200.4

TAXATION
Ordinary                                 (63.0)           (3.2)           (0.2)            2.7                (11.7)         (75.4)
Costs of exceptional lawsuits             13.7                                                                                13.7
                                 --------------  --------------   -------------    ------------   ------------------ --------------
                                         (49.3)           (3.2)           (0.2)            2.7                (11.7)         (61.7)
                                 --------------  --------------   -------------    ------------   ------------------ --------------

PROFIT FOR THE FINANCIAL PERIOD           70.4            (6.3)           (6.0)           (6.3)                86.9          138.7
                                 ==============  ==============   =============    ============   ================== ==============

Yell Finance BV Consolidated Balance Sheet at 31 March 2005


CONSOLIDATED BALANCE SHEET                                                                                               Appendix 4


                                          PREVIOUSLY         IFRS 2                                  IFRS 3 & IAS 38
                                            REPORTED          SHARE        IAS 12          IAS 19           BUSINESS       RESTATED
AT 31 MARCH 2005                               UNDER          BASED        INCOME        EMPLOYEE   COMBINATIONS AND          UNDER
                                             UK GAAP       PAYMENTS         TAXES        BENEFITS  INTANGIBLE ASSETS           IFRS
                                       --------------  ------------- -------------  -------------- ------------------  -------------
                                            (POUND)M       (POUND)M      (POUND)M        (POUND)M           (POUND)M       (POUND)M
                                           (AUDITED)     (UNAUDITED)   (UNAUDITED)     (UNAUDITED)        (UNAUDITED)    (UNAUDITED)
NON CURRENT ASSETS
Intangible assets                            1,635.0                        (34.4)                             105.4        1,706.0
Tangible assets                                 47.8                                                            (7.7)          40.1
Investment                                      11.8                                                                           11.8
Deferred tax assets                                            10.8          49.4            32.4                              92.6
                                       --------------  ------------- -------------  -------------- ------------------  -------------
TOTAL NON CURRENT ASSETS                     1,694.6           10.8          15.0            32.4               97.7        1,850.5
                                       --------------  ------------- -------------  -------------- ------------------  -------------

CURRENT ASSETS
Inventories                                      7.5                                                                            7.5
Directories in development                     165.1                                                                          165.1
Debtors                                        478.7                        (18.7)           (8.7)                            451.3
Cash at bank and in hand                        53.1                                                                           53.1
                                       --------------  ------------- -------------  -------------- ------------------  -------------
TOTAL CURRENT ASSETS                           704.4              -         (18.7)           (8.7)                 -          677.0
                                       --------------  ------------- -------------  -------------- ------------------  -------------
CREDITORS: AMOUNTS FALLING DUE WITHIN
  ONE YEAR
Loans and other borrowings                    (150.2)                                                                        (150.2)
Corporation tax                                (20.5)                        (0.2)                                            (20.7)
Other creditors                               (258.6)                                                                        (258.6)
                                       --------------  ------------- -------------  -------------- ------------------  -------------
TOTAL CREDITORS: AMOUNTS FALLING DUE
 WITHIN ONE YEAR                              (429.3)             -          (0.2)              -                  -         (429.5)
                                       --------------  ------------- -------------  -------------- ------------------  -------------

NET CURRENT ASSETS                             275.1              -         (18.9)           (8.7)                 -          247.5
                                       --------------  ------------- -------------  -------------- ------------------  -------------
TOTAL ASSETS LESS CURRENT LIABILITIES        1,969.7           10.8          (3.9)           23.7               97.7        2,098.0
CREDITORS: AMOUNTS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans and other borrowings                  (1,548.8)                                                                      (1,548.8)
Deferred tax creditor                                          (4.3)        (30.7)           (0.1)             (11.7)         (46.8)
Retirement benefit obligations                                                              (99.7)                            (99.7)
                                       --------------  ------------- -------------  -------------- ------------------  -------------
NET ASSETS                                     420.9            6.5         (34.6)          (76.1)              86.0          402.7
                                       ==============  ============= =============  ============== ==================  =============

CAPITAL AND RESERVES
Called up share capital                          0.1                                                                            0.1
Share premium account                          605.4                                                                          605.4
Currency reserve                              (116.1)             -           0.9                               (1.0)        (116.2)
Profit and loss account deficit                (68.5)           6.5         (35.5)          (76.1)              87.0          (86.6)
                                       --------------  ------------- -------------  -------------- ------------------  -------------
EQUITY SHAREHOLDERS' FUNDS                     420.9            6.5         (34.6)          (76.1)              86.0          402.7
                                       ==============  ============= =============  ============== ==================  =============

                               Glossary                       Appendix 5

EBITDA      Earnings before interest, tax, depreciation and amortisation

EU          European Union

FRS Financial Reporting Standards issued by the Accounting Standards Board in the United Kingdom

FRS 1       Financial Reporting Standard No. 1 (Revised), "Cash Flow
            Statements".

FRS 17      Financial Reporting Standard No. 17 "Retirement Benefits"

IAS         International Accounting Standards

IAS 12      International Accounting Standard No. 12, "Income Tax"

IAS 19      International Accounting Standard No. 19, "Employee Benefits"

IAS 32      International Accounting Standard No. 32, "Financial Instruments:
            Disclosure and Presentation"

IAS 38      International Accounting Standard No. 38, "Intangible Assets"

IAS 39      International Accounting Standard No. 39, Financial Instruments:
            Recognition and Measurement

IASB        International Accounting Standards Board

IFRIC       International Financial Reporting Interpretation Committee

IFRIC 3 Interpretation 3 "Emission Rights" from the International Financial Reporting Interpretation Committee

IFRS International Financial Reporting Standards - References to IFRS, unless specified otherwise, refer to the application of International Accounting Standards, International Financial Reporting Standards and interpretations published by the International Financial Reporting Interpretation Committee.

IFRS 1 International Financial Reporting Standard No. 1, "First-time Adoption of International Financial Reporting Standards"

IFRS 2      International Financial Reporting Standard No. 2, "Share-based
            Payments"

IFRS 3      International Financial Reporting Standard No. 3, "Business
            Combinations"

IFRS 6 International Financial Reporting Standard No. 6, "Exploration for and Evaluation of Mineral Resources"

IPO         Our parent company, Yell Group plc's, public offering in July
            2003

OFR Operating and Financial Review and Prospects section of our Annual Report on Form 20-F

SEC         US Securities and Exchange Commission

SSAP 24 Statement of Standard Accounting Practice No. 24 "Accounting for Pension Costs"

UK GAAP Generally Accepted Accounting Principles in the United Kingdom before the implementation of IFRS